Exhibit 99.1

Canadian Solar Subsidiary Recurrent Energy Secures Financing for
100 Megawatt Mustang Solar Power Project

GUELPH, Ontario, Canada, September 8, 2015 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly owned subsidiary, Recurrent Energy, one of North America’s largest solar project developers, closed on a debt facility with Santander Bank, N.A. (Santander) and a tax equity investment commitment with U.S. Bancorp Community Development Corporation (USBCDC), securing financing for the 100 megawatt (MWac) Mustang solar power project. Recurrent Energy will be the managing member and plans to own and operate the project, currently under construction in California.

Under the agreements, Santander Bank will provide $165 million in construction lending, a tax equity bridge loan, and a term loan option, for the Mustang solar project. USBCDC is making a tax equity investment in the project, under a separate agreement.

“This agreement with leading investors such as Santander and USBCDC demonstrates our ability to develop consistently bankable solar projects,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar. “Securing financing for the Mustang project is an important milestone as we work to execute on our pipeline of late stage projects.”

“By supporting renewable energy projects like the Mustang facility, we can help sustain the environment and stimulate the economy,” said Jorge Camina, Head of Project Finance at Santander Bank, N.A. “Financing Canadian Solar and Recurrent Energy in this milestone project demonstrates our commitment to supporting leading sponsors of renewable energy projects.”

“USBCDC is excited to partner with Canadian Solar and Recurrent on this investment, which will lead to economic development and job creation in Kings County, while providing additional renewable energy resources to California electric customers,” said Adam Altenhofen, vice president of U.S. Bancorp Community Development Corporation, which invested $101 million in renewable energy tax credit equity in the project.

The Mustang project, covering an area of approximately 1,000 acres in Kings County, is expected to reach commercial operation in the fourth quarter of 2016. The project began construction in summer 2015 with Blattner Energy serving as the provider of Engineering, Procurement, and Construction services (“EPC”). The Mustang project is expected to generate enough clean solar energy to power approximately 28,000 homes. The electricity and associated renewable energy credits (RECs) generated by the facility will be sold under long-term power purchase agreements.

About Santander Bank

Santander Bank, N.A. is one of the largest retail banks in the United States by deposits.  Its main corporate offices are in Boston and it operates principally in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Rhode Island. Santander’s 9,800 employees serve its 2.1 million customers through more than 670 branches and approximately 2,100 ATMs, call centers, website and mobile app. Supervised by the Office of the Comptroller of the Currency and a member of the Federal Deposit Insurance Corporation, Santander in the United States is a wholly-owned, financially autonomous subsidiary of Banco Santander (NYSE: SAN), a global commercial and retail bank. For more information about Santander, visit www.santanderbank.com or call 877-768-2265.

About U.S. Bancorp Community Development Corporation

With nearly $16.5 billion in managed assets as of June 30, 2015, U.S. Bancorp Community Development Corporation, a subsidiary of U.S. Bank, provides innovative financing solutions for community development projects across the country using state and federally sponsored tax credit programs. USBCDC’s commitments provide capital investment to areas that need it the most and have contributed to the creation of new jobs, the rehabilitation of historic buildings, the construction of needed affordable and market-rate homes, the development of renewable energy facilities, and the generation of commercial economic activity in underserved communities. Visit USBCDC on the web at www.usbank.com/cdc.

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is redefining what it means to be a mainstream clean energy company, with utility-scale solar plants that provide competitive clean electricity. The company has more than 4 GW of solar projects in development in North America. Additional details are available at: www.recurrentenergy.com

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 11 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the world, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.